Contact

www.linkedin.com/in/
ethanblumenthal (LinkedIn)
github.com/ethanblumenthal
(Portfolio)
twitter.com/ethanblumenthal (Blog)

Top Skills

Solidity

Golang

TypeScript

Certifications

AWS Certified Solutions Architect – Associate

Google Cloud Certified Associate Cloud Engineer

Ethan Blumenthal

VP Engineering @ Nada | Former Co-Founder @ OwnProp

Austin, Texas, United States

Summary

Ethan is the former Co-Founder of OwnProp, a blockchain based platform that democratizes access to commercial real estate investing by lowering minimums and improving liquidity. He previously worked as a Software Engineer at Rightpoint where he helped Fortune 500 companies drive business outcomes by implementing scalable technology solutions. He received a BA in Economics from the University of Illinois and is working towards a MS in Computer Science from the University of Texas. Ethan is passionate about connecting real world assets to Web3 to create a more equitable future.

Experience

Nada Inc.

VP of Engineering

May 2023 - Present (8 months)

Austin, Texas, United States

Nada is unlocking the $27 trillion home equity market for retail investors and homeowners. Its platform makes it possible for retail investors to own a piece of a top city's home equity market for as little as $100 ("Cityfunds") and for homeowners to cash out home equity without the burden of taking on debt ("Homeshares"). Their Visa® debit card product brings this two-sided market together--as the first home equity-backed debit card--designed to build wealth through cash management for retail investors and enable homeowners to spend home equity anywhere.

OwnProp

1 year 7 months

Co-Founder & CEO

October 2022 - February 2023 (5 months)

Austin, Texas, United States

Co-Founder & Engineering Lead

August 2021 - September 2022 (1 year 2 months)

Austin, Texas, United States

OwnProp is democratizing access to commercial real estate investing, enabling new economic opportunities for all to a once inaccessible market. Real estate yields the highest and most stable returns of any asset class, yet has previously only been available to the wealthy due to high minimums, low liquidity, and a significant knowledge gap. OwnProp is solving these problems by using blockchain technology to reduce overhead costs, increase transparency, and speed up the settlement of transactions. OwnProp's tokenized investment opportunities include iconic properties that provide predictable appreciation as well as cash flow. The OwnProp platform is currently available to accredited investors as we work towards opening up to retail investors in summer of 2023.

Rex

Blockchain Engineer

August 2021 - February 2023 (1 year 7 months)

Austin, Texas, United States

Rex is a technology, investment and real estate company whose mission is to empower the billions of people who use real estate to work, play, and call home. Rex has launched Tech Ventures Real Estate (TVRE), a venture to disrupt real estate - the world's largest asset class. TVRE leverages Rex's access to 10k+ apartments, an in-house startup studio and elite tech team that conceives of, launches, and scales revenue generating businesses at an industry leading pace. Founded by Peter Rex and headquartered in Austin, Texas, Rex has been named a Forbes 'Best Place to Work.' To learn more, visit rex.com.

Rightpoint

2 years

Software Developer

July 2020 - June 2021 (1 year)

Chicago, Illinois, United States

Associate Developer

July 2019 - June 2020 (1 year)

Chicago, Illinois, United States

Rightpoint, a Genpact company (NYSE: G) is a global experience leader. Over 700 employees across 12 offices work with clients end-to-end, from defining and enabling vision, to ensuring ongoing market relevance. Our diverse teams lead with empathy, data and creativity—always in service of the experience.

From whiteboard to roll-out, we help our clients embed experience across their operations from front to back office to accelerate digital transformation through a human-centric lens. Rightpoint has been recognized among the top customer experience consultancies in The Forrester Wave™: Customer Experience Strategy Consulting Practices, Q4 2020.

Zeitgeist Artist Management
Marketing Coordinator
September 2015 - August 2018 (3 years)
San Francisco, California, United States

Education

The University of Texas at Austin
Master of Science - MS, Computer Science · (2021 - 2022)

University of Illinois at Urbana-Champaign
Bachelor of Arts - BA, Economics · (2011 - 2015)

Fullstack Academy
Certificate, Software Engineering · (January 2019 - April 2019)